UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 July 2019 entitled ‘VODAFONE TO CREATE EUROPE’S LARGEST TOWER COMPANY’

RNS: 7913G

Vodafone Group Plc

26 July 2019

26 July 2019

VODAFONE TO CREATE EUROPE’S LARGEST TOWER COMPANY, UNLOCKING
VALUE FOR SHAREHOLDERS

Highlights

•                  European tower infrastructure to be legally separated into a new organisation (referred to as “TowerCo”) which will be operational by May 2020, with a dedicated management team

-                    Europe’s largest towers portfolio, comprising 61,700 towers in 10 markets with potential proportionate EBITDA of around €900 million

•                  Preparations underway for a variety of monetisation alternatives, to be executed during the next 18 months (depending on market conditions), including a potential IPO of TowerCo

•                  Highlights the significant value embedded in Vodafone’s tower infrastructure

•                  Continuation of active and passive network sharing strategy

-                    Unlocking industrial benefits, including substantial opex and capex savings and accelerating the roll out of 5G

•                  Proceeds will be used to reduce Group debt

Having secured network sharing agreements in several key markets, Vodafone Group Plc (“Vodafone”) announces today that it is proceeding with plans to monetise a substantial proportion of its European tower infrastructure during the next 18 months, including the previously announced intention to combine Vodafone Italy’s passive tower infrastructure with Inwit S.p.A.

Capturing industrial benefits from active and passive network sharing

Vodafone has recently announced active and passive network sharing agreements in Italy, Spain and the UK, and will continue to pursue similar arrangements across its European footprint in order to capture the sizeable industrial benefits prior to monetisation of its tower infrastructure.

These sharing agreements ensure that Vodafone can benefit from a faster roll out of 5G technology across a wider geographic area at a lower cost, and are expected to deliver substantial annual recurring savings in opex and capex.

Tower portfolio review highlights Vodafone’s superior asset quality and the opportunity for further value creation

In November 2018, Vodafone announced that it had commenced a review of its European tower portfolio with a view to improving asset utilisation. Since then, Vodafone has conducted extensive due diligence and evaluated the formation of a European tower company and the potential opportunities and risks associated with tower monetisation in all of its major European markets.

Vodafone believes that there is significant scope to generate operational efficiencies and increase tenancy ratios across the portfolio, and that it will be possible to monetise towers while preserving network differentiation and long-term strategic flexibility.

During the course of this process, Vodafone has received several offers for various parts of its tower portfolio, which have highlighted that its tower assets would command an attractive valuation, reflecting TowerCo’s superior asset quality, strong market positions and higher anchor tenant credit rating.

Creating Europe’s largest tower company

Consequently, Vodafone has decided to legally separate its passive tower assets in order to create a new TowerCo organisation with a dedicated management team, which will be operational by May 2020.

TowerCo will own Europe’s largest tower portfolio, comprising approximately 61,700 towers across 10 countries1, with 75% of these sites in the major markets of Germany, Italy, Spain and the UK. Based on market benchmarks for anchor tenant lease rates, existing third party revenues and the attributable cost base, TowerCo could generate proportionate annual revenue and EBITDA of around €1,700 million and €900 million, respectively2. TowerCo’s attributable annual maintenance and expansion capex could be up to €200 million. The ultimate financial profile of TowerCo may vary from these figures, depending on the assets that are included, whether the assets are fully controlled, and the anchor tenant lease rates that Vodafone decides to set.

Vodafone intends that TowerCo’s operational and financial KPIs will form part of its regular disclosure in the future.

Monetisation options

Vodafone intends to monetise a substantial proportion of TowerCo over the next 18 months, depending on market conditions. The ultimate form of monetisation may include an IPO or disposal of a minority stake in TowerCo, as well as potential disposals of minority or majority stakes at an individual country level.

Proceeds from the sale programme will be used to reduce the Group’s debt.

Nick Read, CEO of Vodafone, said:

“Building on our position as Europe’s largest converged operator, we are now creating Europe’s largest tower company. Given the scale and quality of our infrastructure, we believe there is a substantial opportunity to unlock value for shareholders while capturing the significant industrial benefits of network sharing for the digital society. We are focussed on executing this strategic priority over the next 18 months.”

- ends –

1 Total towers comprise 19,300 in Germany, 11,000 in Italy, 9,700 in Spain (adjusted for the sharing deal with Orange), 6,600 in the UK (representing 50% of total UK towers, consistent with Vodafone’s ownership of Cornerstone, the 50:50 joint venture company that owns and manages its passive infrastructure) and 15,100 in Other Europe (excluding VodafoneZiggo).

2 Vodafone will initially represent the majority of these estimated revenues.

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014.

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 June 2019, Vodafone Group had approximately 640 million mobile customers, 21 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary